                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM T-1
                                    --------

                            STATEMENT OF ELIGIBILITY
                     UNDER THE TRUST INDENTURE ACT OF 1939
                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                 OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) ___

                             ----------------------

                       THE FIRST NATIONAL BANK OF CHICAGO
              (EXACT NAME OF TRUSTEE AS SPECIFIED IN ITS CHARTER)


    A NATIONAL BANKING ASSOCIATION                             36-0899825
                                                            (I.R.S. EMPLOYER
                                                         IDENTIFICATION NUMBER)

ONE FIRST NATIONAL PLAZA, CHICAGO, ILLINOIS                    60670-0126
      (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                 (ZIP CODE)


                       THE FIRST NATIONAL BANK OF CHICAGO
                      ONE FIRST NATIONAL PLAZA, SUITE 0286
                         CHICAGO, ILLINOIS   60670-0286
            ATTN:  LYNN A. GOLDSTEIN, LAW DEPARTMENT (312) 732-6919
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                             ----------------------

                             LIBERTY PROPERTY TRUST
                      LIBERTY PROPERTY LIMITED PARTNERSHIP
              (EXACT NAME OF OBLIGOR AS SPECIFIED IN ITS CHARTER)


          MARYLAND                                    23-7768996
          PENNSYLVANIA                                23-2766549
 (STATE OR OTHER JURISDICTION OF                      (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)               IDENTIFICATION NUMBER)

65 VALLEY STREAM PARKWAY
MALVERN, PENNSYLVANIA                                 19355
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)              (ZIP CODE)


                                DEBT SECURITIES
                        (TITLE OF INDENTURE SECURITIES)

ITEM 1.                 GENERAL INFORMATION.  FURNISH THE FOLLOWING
                        INFORMATION AS TO THE TRUSTEE:

                        (a) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

                        Comptroller of Currency, Washington, D.C., Federal Deposit Insurance Corporation, Washington, D.C., The Board of Governors of the Federal Reserve System, Washington D.C.

                        (b) WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

                        The trustee is authorized to exercise corporate trust powers.

ITEM 2. AFFILIATIONS WITH THE OBLIGOR. IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

                        No such affiliation exists with the trustee.

ITEM 16.                LIST OF EXHIBITS.   LIST BELOW ALL EXHIBITS FILED AS A
                        PART OF THIS STATEMENT OF ELIGIBILITY.

                        1. A copy of the articles of association of the trustee now in effect.*

                        2. A copy of the certificates of authority of the trustee to commence business.*

                        3. A copy of the authorization of the trustee to exercise corporate trust powers.*

                        4.    A copy of the existing by-laws of the trustee.*

                        5.    Not Applicable.

                        6. The consent of the trustee required by Section 321(b) of the Act.

                        7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                        8.    Not Applicable.

                        9.    Not Applicable.

            Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The First National Bank of Chicago, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 7th day of January, 1998


                            THE FIRST NATIONAL BANK OF CHICAGO,
                            TRUSTEE

                            BY       /s/ RICHARD D. MANELLA
                                     RICHARD D. MANELLA
                                     VICE PRESIDENT



* EXHIBITS 1, 2, 3 AND 4 ARE HEREIN INCORPORATED BY REFERENCE TO EXHIBITS BEARING IDENTICAL NUMBERS IN ITEM 16 OF THE FORM T-1 OF THE FIRST NATIONAL BANK OF CHICAGO, FILED AS EXHIBIT 25.1 TO THE REGISTRATION STATEMENT ON FORM S-3 OF SUNAMERICA INC. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1996 (REGISTRATION NO. 333-14201).

                                   EXHIBIT 6

                      THE CONSENT OF THE TRUSTEE REQUIRED
                          BY SECTION 321(b) OF THE ACT

                                January 7, 1998


Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

In connection with the qualification of an indenture between Liberty Property Limited Partnership and The First National Bank of Chicago, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

                                   Very truly yours,

                                   THE FIRST NATIONAL BANK OF CHICAGO

                                   BY:  /S/ RICHARD D. MANELLA
                                        RICHARD D. MANELLA
                                        VICE PRESIDENT

                                  EXHIBIT 7


Legal Title of Bank:          The First National Bank of Chicago        Call Date: 09/30/97  ST-BK:  17-1630 FFIEC 031
Address:                      One First National Plaza, Ste 0303                                             Page RC-1
City, State  Zip:             Chicago, IL  60670
FDIC Certificate No.:         0/3/6/1/8
                              ---------

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
AND STATE-CHARTERED SAVINGS BANKS FOR SEPTEMBER 30, 1997

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC--BALANCE SHEET


                                                                                  DOLLAR AMOUNTS IN
                                                                                      THOUSANDS                      RCFD
                                                                                  -----------------                  ----
ASSETS
1.    Cash and balances due from depository institutions (from Schedule RC-A):
      a. Noninterest-bearing balances and currency and coin(1).................                                       0081
      b. Interest-bearing balances(2)..........................................                                       0071
2.    Securities
      a. Held-to-maturity securities(from Schedule RC-B, column A).............                                       1754
      b. Available-for-sale securities (from Schedule RC-B, column D)..........                                       1773
3.    Federal funds sold and securities purchased under agreements to
      resell                                                                                                          1350
4.    Loans and lease financing receivables:
      a. Loans and leases, net of unearned income (from Schedule
      RC-C)....................................................................   RCFD 2122 24,171,565
      b. LESS: Allowance for loan and lease losses.............................   RCFD 3123    419,216
      c. LESS: Allocated transfer risk reserve.................................   RCFD 3128          0
      d. Loans and leases, net of unearned income, allowance, and
         reserve (item 4.a minus 4.b and 4.c)..................................                                       2125
5.    Trading assets (from Schedule RD-D)......................................                                       3545
6.    Premises and fixed assets (including capitalized leases).................                                       2145
7.    Other real estate owned (from Schedule RC-M)......................                                              2150
8.    Investments in unconsolidated subsidiaries and associated
      companies (from Schedule RC-M)...........................................                                       2130
9.    Customers' liability to this bank on acceptances outstanding.............                                       2155
10.   Intangible assets (from Schedule RC-M)...................................                                       2143
11.   Other assets (from Schedule RC-F)........................................                                       2160
12.   Total assets (sum of items 1 through 11).................................                                       2170

                                                                                              C400
                                                                                           ---------
                                                                                           BIL MIL THOU
                                                                                           ------------
ASSETS

1.    Cash and balances due from depository institutions (from Schedule RC-A):
      a. Noninterest-bearing balances and currency and coin(1).....................           4,499,157                 1.a.
      b. Interest-bearing balances(2)..............................................           6,967,103                 1.b.
2.    Securities
      a. Held-to-maturity securities(from Schedule RC-B, column A).................                   0                 2.a.
      b. Available-for-sale securities (from Schedule RC-B, column D)..............           5,251,713                 2.b.
3.    Federal funds sold and securities purchased under agreements to
      resell                                                                                  5,561,976                 3.
4.    Loans and lease financing receivables:
      a. Loans and leases, net of unearned income (from Schedule
      RC-C)........................................................................                                    4.a.
      b. LESS: Allowance for loan and lease losses.................................                                    4.b.
      c. LESS: Allocated transfer risk reserve.....................................                                    4.c.
      d. Loans and leases, net of unearned income, allowance, and
         reserve (item 4.a minus 4.b and 4.c)......................................           23,752,349               4.d.
5.    Trading assets (from Schedule RD-D)..........................................            6,238,805               5.
6.    Premises and fixed assets (including capitalized leases).....................              717,303               6.
7.    Other real estate owned (from Schedule RC-M)......................                           7,187               7.
8.    Investments in unconsolidated subsidiaries and associated
      companies (from Schedule RC-M)...............................................               77,115               8.
9.    Customers' liability to this bank on acceptances outstanding.................              614,921               9.
10.   Intangible assets (from Schedule RC-M).......................................              277,105               10.
11.   Other assets (from Schedule RC-F)............................................            2,147,141               11.
12.   Total assets (sum of items 1 through 11).....................................           56,108,875               12.

--------------

(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.

Legal Title of Bank:                The First National Bank of Chicago      Call Date:  09/30/97 ST-BK:  17-1630 FFIEC 031
Address:                            One First National Plaza, Ste 0303                                                   Page RC-2
City, State  Zip:                   Chicago, IL  60670
FDIC Certificate No.:               0/3/6/1/8
                                    ---------

SCHEDULE RC-CONTINUED

                                                                                DOLLAR AMOUNTS IN
                                                                                    THOUSANDS
                                                                                -----------------
LIABILITIES
13.   Deposits:
      a. In domestic offices (sum of totals of columns A and C
         from Schedule RC-E, part 1)....................................                                     RCON 2200
         (1) Noninterest-bearing(1).....................................        RCON 6631   8,918,843
         (2) Interest-bearing...........................................        RCON 6636  12,577,625
      b. In foreign offices, Edge and Agreement subsidiaries, and
         IBFs (from Schedule RC-E, part II).................                                                 RCFN 2200
         (1) Noninterest bearing........................................        RCFN 6631     352,399
         (2) Interest-bearing...........................................        RCFN 6636  13,811,730
14.   Federal funds purchased and securities sold under agreements
      to repurchase:                                                                                         RCFD 2800
15.   a. Demand notes issued to the U.S. Treasury                                                            RCON 2840
      b. Trading Liabilities(from Schedule RC-D).................................                            RCFD 3548
16.   Other borrowed money:
      a. With a remaining  maturity of one year or less..........................                            RCFD 2332
      b. With a remaining  maturity of than one year through three years.........                                 A547
 .     c.  With a remaining maturity of more than three years ....................                                 A548
17.   Not applicable
18.   Bank's liability on acceptance executed and outstanding...........                                     RCFD 2920
19.   Subordinated notes and debentures (2).............................                                     RCFD 3200
20.   Other liabilities (from Schedule RC-G)............................                                     RCFD 2930
21.   Total liabilities (sum of items 13 through 20)....................                                     RCFD 2948
22.   Not applicable
EQUITY CAPITAL
23.   Perpetual preferred stock and related surplus.....................                                     RCFD 3838
24.   Common stock......................................................                                     RCFD 3230
25.   Surplus (exclude all surplus related to preferred stock)..........                                     RCFD 3839
26.   a. Undivided profits and capital reserves.........................                                     RCFD 3632
      b. Net unrealized holding gains (losses) on available-for-sale
         securities.....................................................                                     RCFD 8434
27.   Cumulative foreign currency translation adjustments...............                                     RCFD 3284
28.   Total equity capital (sum of items 23 through 27).................                                     RCFD 3210
29.   Total liabilities and equity capital (sum of items 21 and 28)..............                            RCFD 3300



                                                                                                   BIL MIL THOU
                                                                                                   ------------
LIABILITIES
13.   Deposits:
      a. In domestic offices (sum of totals of columns A and C
         from Schedule RC-E, part 1)....................................                             21,496,468           13.a
         (1) Noninterest-bearing(1).....................................                                                  13.a.1
         (2) Interest-bearing...........................................                                                  13.a.2
      b. In foreign offices, Edge and Agreement subsidiaries, and
         IBFs (from Schedule RC-E, part II).................                                         14,164,129           13.b.
         (1) Noninterest bearing........................................                                                  13.b.1
         (2) Interest-bearing...........................................                                                  13.b.2
14.   Federal funds purchased and securities sold under agreements
      to repurchase:                                                                                  3,894,469           14
15.   a. Demand notes issued to the U.S. Treasury                                                        68,268           15.a
      b. Trading Liabilities(from Schedule RC-D).......................................               5,247,232           15.b
16.   Other borrowed money:
      a. With a remaining  maturity of one year or less.............................                  2,608,057           16.a
      b. With a remaining  maturity of than one year through three years...............                 379,893           16.b
 .     c.  With a remaining maturity of more than three years .........................                  323,042           16.c
17.   Not applicable
18.   Bank's liability on acceptance executed and outstanding...........                                614,921           18
19.   Subordinated notes and debentures (2).................                                          1,700,000           19
20.   Other liabilities (from Schedule RC-G)............................                              1,222,121           20
21.   Total liabilities (sum of items 13 through 20)....................                             51,718,600           21
22.   Not applicable
EQUITY CAPITAL
23.   Perpetual preferred stock and related surplus.....................                                      0           23
24.   Common stock......................................................                                200,858           24
25.   Surplus (exclude all surplus related to preferred stock)..........                              2,989,408           25
26.   a. Undivided profits and capital reserves.........................                              1,175,518           26.a.
      b. Net unrealized holding gains (losses) on available-for-sale
         securities.....................................................                                 26,750           26.b.
27.   Cumulative foreign currency translation adjustments...............                                 (2,259)          27
28.   Total equity capital (sum of items 23 through 27).................                              4,390,275           28
29.   Total liabilities and equity capital (sum of items 21 and 28)....................              56,108,875           29

Memorandum
To be reported only with the March Report of Condition.

1.    Indicate in the box at the right the number of the statement
      below that best describes the most comprehensive level of auditing                                      Number
      work performed for the bank by independent external                                              ----------------
      auditors as of any date during 1996 . . . . . . . . . . . . . . . . . . . . . ....RCFD 6724 . ...        N/A           M.1
                                                                                                       ----------------

1 =    Independent audit of the bank conducted in accordance        4. =   Directors' examination of the bank performed by other
       with generally accepted auditing standards by a certified           external auditors (may be required by state chartering
       public accounting firm which submits a report on the bank           authority)
2 =    Independent audit of the bank's parent holding company       5 =    Review of the bank's financial statements by external
       conducted in accordance with generally accepted auditing            auditors
       standards by a certified public accounting firm which        6 =    Compilation of the bank's financial statements by
       submits a report on the consolidated holding company                external auditors
       (but not on the bank separately)                             7 =    Other audit procedures (excluding tax preparation work)
3 =    Directors' examination of the bank conducted in              8 =    No external audit work
       accordance with generally accepted auditing standards
       by a certified public accounting firm (may be required by
       state chartering authority)

---------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Includes limited-life preferred stock and related surplus.



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